February 7, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 First Street, N.E.
Washington D.C., 20549

Re:	MGIC Investment Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Schedule 14A Filed March 26, 2010 Form 10-Q for the Quarterly Period Ended September 30, 2010 File No. 001-10816
Dear Mr. Rosenberg:
Reference is made to your letter dated January 24, 2011 setting forth the Staff’s comments on the above-referenced filings (the “Comment Letter”). We are submitting this letter to confirm our conversation with your colleague, Staci Shannon, on February 7, 2011 regarding the timing of our response to the Comment Letter. As discussed with Ms. Shannon, we anticipate providing a complete response to the Comment Letter on or before February 16, 2011.
Should you have any questions regarding this matter, please contact me.
Very truly yours,

\s\J. Michael Lauer
J. Michael Lauer
Executive Vice President and Chief Financial Officer

cc:	Staci Shannon, Securities and Exchange Commission Joel Parker, Securities and Exchange Commission Curt Culver, MGIC Investment Corporation Steven Bateman, PricewaterhouseCoopers